

13031861



SECURITIES

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-45302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 PENSACOLA ROAD
(No. and Street)

VENICE FL 34285
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD CURCIO 941 484-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JERE A BERKEY, CPA
(Name – *if individual, state last, first, middle name*)

5420 EAGLES POINT CIRCLE #106 SARASOTA, FL 34231
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD F. CURCIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY INVESTMENTS, INC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN
Title

Notary Public

DEVIN M HEDGES
Notary Public - State of Florida
My Comm. Expires May 10, 2013
Commission # EE 223831
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

Year Ended December 31, 2012

Jere A. Berkey, C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
SARASOTA, FLORIDA

JERE A BERKEY C. P.A
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941) 927-6893 E-Mail jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

Re: Report on applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment.

In accordance with Tule 17a-5(e)(4) under the Securities Exchange / Act of 1934, I have performed the procedures enumerated beloe with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Integrity Investments, Inc. and the Securities and Exchange Commission., Financial Industry Regulatory Authority, Inc. and SIPC, soley to assist you and other specified parties in evaluating Integrity Investments , Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Integrity Investments, Inc.'s management is responsible for the Integrity Investment, Inc. compliance with those requirements. This agreed-upon procedures engagement was consucted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective Cash Disbursement record entries.The assessment payment was reconciled with the cancelled check on the bank statement as well as the Disbursement's Journal entry. There were no differences. Reviewed and compared the SIPC Net Operating Revenues to the Audited Financial statement as of December 31, 2012. There were no differences.

2. Compared the listed assessment payments in Form SIPC-6 for the first half of the fiscal year ending December 31, 2012, with respective Cash Disbursement record entries. The assessment payments was reconciled with the cancelled check on the bank statements as well as the Disbursement's Journal entry. There were no differences.

3. Compared any adjustments reported in form SIPC-7 with supporting schedules and working papers. Reviewed quarterly Focus Reports with audited annual Revenue per working papers and on the deduction side compared the audited Revenues from investment advisory services rendered to registered investment companies. There were no differences.

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7 and the related schedules and working papers

Integrity Investments, Inc.
Report on Applying Agreed-upon Procedures
Related to an Entity's SIPC Assessment

5. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012. There were no differences.

Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7. There was no overpayment applied, there were no differences.

For the Fiscal year ended December 31, 2012

General Assessment	$	0-0
Payment with SIPC-6	(	0-0)
Prior year O/P		0-0
Assessment bal due	$	0-0

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I did not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jere A. Berkey, C. P. A.
Sarasota, Florida
20-Feb-13

JERE A BERKEY C. P. A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563 FAX (941-927-6893 E-MAIL jabs_39@hotmail.com

---

To the Board of Directors
Integrity Investments, Inc
Venice Florida

Re: Report on Internal Control required by SEC Rule 17a-5(g)(1)

In planning and performing my audit of the financial statements of Integrity Investments, Inc, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Govenors of the Federal Reserve System.

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibilitiy, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that may become inadequate because of changes in conditions of that the effectiveness of their design and operation my deteriorate.

A control deficiency exists when the design or operation of contol does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily indentify all deficiencies in interal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in al material respects indicate a material inadequacy for such puposes. Based on this understanding and my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

This report is intended solely for the information and use by the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jere A. Berkey, C. P. A.
Sarasota, Florida
20-Feb-13

JERE A BERKEY C. P. A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563 FAX (941-927-6893 E-MAIL jabs_39@hotmail.com

---

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts.There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted,

Jere A. Berkey, C. P. A.
20-Feb-13

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENT

Year Ended December 31, 2012

CONTENTS

JERE A. BERKEY, C. P. A.
Certified Public Account
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941-927-6893 E-MAIL jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc
Venice, Florida

I have audited the accompanying financial statements of Integrity Investment, Inc. which comprise the balance sheet as of December 31, 2012, and the related statements of loss and accumulated deficits, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatment, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit.I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financials in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Report on the Financial Statements
Report on Other Legal and Regulatory Requirements
An integral part of the audit was to determine if there were any material inadequacies in the accounting system, internal controls, and procedures for safeguarding securities and practices and procedures specified in Reg. 240-17a-5.Please refer to the Supplemental Report as required under the Security and Exchange Commission Actof 1934 and (SEC) Rule 17a-5(j).

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Investments, Inc. as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Jere A. Berkey C.P.A.
Sarasota, Florida
20-Feb-13

INTEGRITY INVESTMENTS, INC
BALANCE SHEET
Year ended December 31, 2012

ASSETS		
CURRENT ASSETS	$	
Cash and cash equivalents		26,273
Accounts Receivable		19,007
Prepaid expenses		1,439
TOTAL CURRENT ASETS		46,719
INVESTMENTS		
Investment in subsidiary		152,400
PROPERTY AND EQUIPMENT		
Office equipment		9,980
Office furniture and fixtures		27,404
Less: Accum Depreciation	(	36,620)
TOTAL PROPERTY AND EQUIPMENT		764
OTHER ASSETS		
Leasehold improvements		4,172
Less accumulated amortization	(	1,984)
TOTAL OTHER ASSETS		2,188
TOTAL ASSETS	$	202,071
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable-trade	$	3,367
Accrued expenses		11,600
TOTAL CURRENT LIABILITIES		14,967
NON-CURRENT LIABILITIES		
Subordinated loan and Acc, Int pay		405,829
Stockholder's Equity		
Common stock, $ .10 par value		958,920
Additional paid-in capital		493,500
Treasury Stock	(	140,000)
Retained earnings (deficit)	(	1,531,145
TOTAL STOCKHOLDER'S EQUITY	(	218,725)
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	202,071

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF LOSS AND ACCUMULATED DEFICITS
For the year ended December 31, 2012

REVENUE		
Commissions	$	180,698
TOTAL REVENUE		180,698
SELLING EXPENSES		9,717
GENERAL & ADMINISTRATIVE EXPENSES		167,938
NON-OPERATING (INCOME) & EXPENSES		
Interest expense	$	18,324)
TOTAL NON-OPERATING (INCOME) & EXPENSE	(	18,324)
NET INCOME (LOSS)	(	15,281)
BEGINNING RETAINED EARNINGS	(	1,515,864)
ENDING RETAINED EARNINGS	$ (	1,531,145)

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(15,281)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and Amortization		1,043
Changes in accounts receivable		(9,699)
Changes in prepaid assets		(144)
Changes in accounts payable		2,105
Changes in accrued expenses		(225)
Changes in accrued interest		18,324
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		(3,877)
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES		
Investment in Subsidiary		(2,400)
Office Equipment		(835)
		(3,235)
NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES		
NET DECREASE IN CASH		(7,112)
CASH AT BEGINNING OF PERIOD	$	33,385
CASH AT END OF PERIOD	$	26,273
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:Income Taxes	$	0

See accompanying notes

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
31-Dec-12

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Integrity Investments, Inc., was incorporated on September 8, 1992, and acted as a broker-dealer and distributor for the Valiant funds. Beginning in July 2007, a commission-sales agreement was entered into with the Dreyfus Cash Management Family of Funds to promote their products to Integrity's clients. The former investors in the previous Valiant Funds were rolled into the Dreyfus family of funds. Other marketing, distribution and service agreements have also been used in promoting the products to Integrity's clients.

Property and Equipment
Property and equipment are carried at cost. Depreciation is provided using the straight-line method for financial reporting purposes anc accelerated MACRS 200% DB for federal income tax purposes.

Income Taxes
Beginning in 1992, the company's operations were consolidated with their wholly owned subsidiary, Integrity Management & Research, Inc. for income tax purposes. The companies have not accrued and deferred taxes for timing differences resulting from different book and tax depreciation methods because of the large not operating loss carry forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B-INCOME TAXES

In the years ended December 31, 1992, through 2 2012, the parent and subsidiary have cumulative net operating losses for both income tax and financial reporting purposes.
The operating losses have been available to offset taxable income for subsequent years through the year ended December 31, 2012. No tax benefit was recorded on prior financial statements. because of the uncertainty of future results of operations.
In the current year, no tax provisions (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, no future tax benefits have been recorded

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
31-Dec-12

NOTE C-INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc., is the parent to Integrity Management & Research, Inc., a wholly owned subsidiary. While Integrity Management & Research, Inc. was in a development state from inception through December 1994, considerable organization and administrative expenses were incurred which required additional funding by the parent company.The parent company acted as the promoter for the Valiant Fund shares and provided shareholder services through June 2007. In return, it received payments from the subsidiary for these services. These arrangements for services provided to the subsidiary ceased as of June 30, 2007. Beginning in July 2007, the company commenced using the Dreyfus Family of funds for their customers.
Another marketing, distribution and service agreement was completed as of January 11, 2010 with a company known as Fundcore Finance Group LLC, which will use Integrity Investments, Inc. to provide certain marketing, distribution and services with respect to the Integrity Relationships and and the Fundcore Products.
The initial term of the agreement was from November 1, 2009 to October 31, 2010 with an automatic renewal of one year unless otherwise advised by Fundcore. The fees derived for services rendered were considered consulting fees. The arrangement with Fundcore terminated in May 2011.

NOTE D- CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2012.

NOTE E-LONG TERM SUBORDIATED LOAN PAYABLE

The Company received $ 125,000 through the issuance of a 12% subordinated loan dated October 1, 1994. The original terms of the loan specified that the principal sum of $ 125,000 be repaid on October 31, 1997 together with interest.
The subordinated loan agreement for equity capital was submitted to the NASD and was found acceptable as of October 28, 1996.
Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997, to allow this change to be made. The most recent subordinated loan agreement was approved on November 10, 2010 whereby, the loan principal and accrued interest up through November 7, was combined for a new loan principal of $ 336,475 with interest thereon payable at the rate of 5% per annum for a three year period with a maturity date of November 8, 2013. A further provision provides for the scheduled maturity date to be extended in each year by either the Lender or the Broker/Dealer without further action unless on or before the day Thirteen Months preceding the scheduled maturity date, the Lender shall notify the Broker/Dealer in writing, with a copy to FINRA, that the maturity date shall not be extended.

NOTE E (CONTINUED)

Further, Appendix D of section Rule 15c3-1, requires the prior written approval of NASD before any repayment of a subordinated agreement can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted since such advances would constitute unauthorized repayments.
Further provisions covering these agreements are contained with 17CFR240-15C3-1 to C3-3a.

NOTE F-OFFICE-CONDO BUILDING LEASE AGREEMENT

The company sold their condominium office in March 2007 with the buyer agreeing to assume the outstanding mortgage balance at that time. The buyer was a related party.Curcio Properties, LLC., whose controlling shareholder is a controlling shareholder in Integrity Investments, Inc.It has been determined that the real estate sale was a bonifide real estate/armslength transaction.

The buyer agreed to enter into a lease for a period of five years beginning March 13, 2007 and terminating on the 12th day of March : 2012. A new 5 year lease was consumated on March 12, , 2012. Terms of the lease call for a " Base Rent " for each lease year in the sumof $ 33,717.96, payable in consecutive monthly installments of $ 2,809.83, each together with applicable sales tax. The company is also responsible for the payment of all condominium fees, assessments, insurance, real estate taxes, maintenance and utility bills for said premises.

Beginning February 1, 20110,February 1, 2011 and February 1, 2012, the company was informed due to an adjustment in the landlord's adjustable rate loan with their bank, there were reductions in the monthly lease rate beginning February 1, 2010, February 1, 2011 and again on February 1, 2012. The new monthly rent for the remaining 11 months of 2012 was $ 1,900.17. All of the previous terms and conditions remain the same under the new lease except for the new monthy rate.

NOTE G-COMPANY CLAIMS, COMMITMENTS, CONTINGENCIES AND GUARANTEES

There were no claims against the company of that might be asserted against the firm that the firm was aware of as of my audit opinion date of February 24, 2012.

Also, there were no commitments, contingencies or guarantees associated with the company as of my audit opinion date of February, 24, 2012.

See accompanying notes

INTEGRITY INVESTMENTS, INC.
SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2012

SELLING EXPENSES

Entertainment	$	4,939
Travel & lodging		4,778
TOTAL SELLING EXPENSE	$	9,717

GENERAL & ADMINISTRATIVE EXPENSES

Accounting and auditing	$	12,000
Bank service charges		1,615
Depreciation and Amortization		1,043
Consulting Fees		2,100
Dues and subscription		3,013
Education, Training & Conference		575
Insurance		43,909
Legal fees		1,350
Licenses & Registration fees		3,351
Office supplies & postage		1,862
Professional services		10,572
Rent-Office Building		33,072
Salaries		36,500
Taxes-Payroll		3,052
Telephone		12,442
Utilities		1,482
TOTAL GENERAL & ADMINISTRATIVE EXP.	$	167,938

See accompanying notes

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2012

SCHEDULE 1. COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

Capital			$	(218,725)
Add back:	Subordinated Loans			405,829
Deduct:	Non-allowable assets			
	Investment in subsidiary	152,400		
	Property and Equipment	37,385		
	Allowance for depreciation	(36,621)		
	Prepaid expenses	1,439		
	Cash-proprietary trading	7		
	Leasehold Improvements	4,172		
	Allowance for amortization	(1,983)		
				156,799
Current capital				30,305
Deduct haircuts				
Net allowable capital				30,305
Required capital				5,000
Excess net capital			$	25,305

SCHEDULE 2. COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3. INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C) 3-3

There is no information required under rule 15 (c) 3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customers securities or cash.

See accompanying notes

INTEGRITY INVESTMENTS,INC

RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2012

	Audited	Unaudited	Difference
Total Assets	$202,071	$198,386	$3,685
Total Liabilities	420,796	420,738	58
Net Worth	(218,725)	(222,352)	3,627
Add: subordinated loans	405,829	405,829	
Adjusted net worth	187,104	183,477	3,627
Less: non-allowable assets			
Investment in Subidiary	152,400	150,000	2,400
Furniture and fixtures	27,404	27,404	
Office Equipment	9,980	9,586	394
Leasehold improvements	4,172	4,172	
Accum. Depr. And Amort.	(38,604)	(38,056	(548)
Prepaid expense	1,439	------------	1,439
Cash-Proprietory trading	7	7	
Total non-allowable	156,799	153,114	3,685
Current capital	30,305	30,363	(58)
Less: hair cuts			
Net Capital	30,305	30,363	(58)
Required capital	5,000	5,000	
Excess net capital	$ 25,305	$ 25,363	(58)

Explanation of difference: The principal difference in assets was due to adjustments for prepaid expense, depreciaton and amortization and additional capital for the subsidiary. Difference in liabilities were due to changes in accounts payable.

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2012

Year	Common stock Shares	Common stock Amount	Additional Paid-in-Capital	Retained Earnings
1992-1993	4,000,000	$400,000		$ ($17,512)
1994	2,617,908	261,791		(331,553)
1995	1,601,286	160,129		(471,554)
1996	210,000	21,000		(536,446)
1997	143,500	14,350		(575,326)
1998	416,500	41,650	148,500	(721,845)
1999	300,000	30,000	165,000	(729,114)
2000	300,000	30,000	180,000	(739,733)
Repurch Treasury Shares	(200,000)			
2001	0	0		(726,802)
2002	0	0		(793,783)
2003	0	0		(805,450)
2004	0	0		(818,769)
2005	0	0		(846,337)
2006	0	0		(906,781)
2007	0	0		(938,434)
2008	0	0		(1,257,969)
2009	0	0		(1,247,429)
2010	0	0		(1,437,772)
2011	0	0		(1,515,864)
2012	0	0		(1,531,145)
Balances				
31-Dec-12	9,389,194	$958,920	$493,500	$ (1,531,145)

See accompany notes

INTEGRITY INVESTMENTS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS: GENERAL CREDITORS

The following subordinated liabilities to claims of general creditors have been approved by the NASD.

		12/31/2012
Total loan payable	$	366,470
Subordinated accrued interest (note 1)		39,359
Total subordinated liabilities	$	405,829

Note (1) : The company requested permission to subordinate the accrued interest on the subordinated loan to allow is as additional capital.

Subsequent amendments to the originak subordinated loan requesting an extension of the maturity date were submitted and approved by the NASD.

The latest request for an extension of the maturity date was approved by the NASD on November 8, 2010.

See accompanying notes